                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                            on November 30, 2000

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3



                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended September 30, 2000


                                    Conectiv
                      (Name of Registered Holding Company)

                                 800 King Street
                              Wilmington, DE 19899
                    (Address of Principal Executives Offices)



                   Inquiries concerning this Form U-9C-3 may
                             be directed to either:

                                 Peter F. Clark
                                 General Counsel
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899

                                       or

                                 Philip S. Reese
                          Vice President and Treasurer
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899
                                 (302) 429-3884

                                    Conectiv
                                   FORM U-9C-3
                       For the Quarter Ended June 30, 2000

                                Table of Contents

                                                                              Page
Item 1. Organization Chart                                                     1

Item 2. Issuance and Renewals of Securities and Capital Contributions          1

Item 3. Associated Transactions                                                1

Item 4. Summary of Aggregate Investment                                        3

Item 5. Other Investments                                                      4

Item 6. Financial Statements and Exhibits                                      4

SIGNATURE                                                                      5

Item 1. - ORGANIZATION CHART

                                       Energy or                                             Percentage
Name of                               Gas Related        Date of           State of           of Voting         Nature of
Reporting Company                       Company       Organization       Organization      Securities Held      Business
-----------------                       -------       ------------       ------------      ---------------      --------
None


Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

CAPITIAL CONTRIBUTIONS:

                                                              Principal Amount of        Person to Whom Security
Company Issuing Security        Type of Security Issued             Security                   Was Issued
------------------------        -----------------------             --------                   ----------
None





Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

      NONE

Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                      Types of Services              Direct Costs            Total amount
Associate Company           Reporting Company         Rendered                       Charged                 Billed
Rendering Services          Receiving Services        --------                       -------                 ------
------------------          ------------------
                                                                                     ------------------      ----------------------
                                                                                             *                         *
Conectiv Resource           Conectiv Operating        Core Business Support,
Partners, Inc.              Services Company          Financial services, Legal,
                                                      Marketing, Environmental,
                                                      Executive Management
                                                                                     ------------------      ----------------------
                                                      Core Business Support,                 *                         *
Conectiv Resource           Conectiv Energy           Financial services, Legal,
Partners, Inc.              Supply, Inc.              Marketing, Executive
                                                      Management
                                                                                     ------------------      ----------------------
Conectiv Resource           Delmarva Services         Financial, Executive                   *                         *
Partners, Inc.                                        Management  and Corporate
                                                      services
                                                                                     ------------------      ----------------------

Conectiv Resource           Conectiv Thermal          Procurement & Corp                     *                         *
Partners, Inc.              Systems, Inc.             Services, Financial
                                                      Services, Legal, Marketing,
                                                      Information, Communications
                                                      Services Environmental,
                                                      Executive Management
                                                                                     ------------------      ----------------------


* Confidential Treatment Requested

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

Total consolidated capitalization as of June 30, 2000                                $3,530,201        Line 1
                                                                                                       Line 2
Total capitalization multiplied by 15%                                                $ 529,530
                (Line 1 multiplied by 0.15)
Greater of $50 million or line 2                                                      $ 529,530        Line 3
                                                                                      ---------

                                                                          -----------------------
Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(ii)  (1)                           *
Energy-related business Category - Rule 58(b)(1)(v)   (2)                           *
Energy-related business Category - Rule 58(b)(1)(vi)  (3)                           *
Energy-related business Category - Rule 58(b)(1)(vii) (4)                           *

                                                                          -----------------------
Total current aggregate investment                                                  *                  Line 4
                                                                          -----------------------
Difference between the greater of $50 million or 15% of                             *                  Line 5
Capitalization and the total aggregate investment of the
Registered holding company system (line 3 less line 4)
                                                                          -----------------------

* Confidential Treatment Requested

(1) Rule 58 defines category "ii" as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations;

(2) Rule 58 defines category "v" as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(3) Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.

(4) Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.


Investments in gas-related companies:

NONE

Item 5. - OTHER INVESTMENTS

Major Line of Energy-     Other Investment in Last     Other Investment in this     Reason for Difference in
  Related Business             U-9C-3 Report                U-9C-3 Report              Other Investment
  ----------------             -------------                -------------              ----------------
      NONE




Item 6. - FINANCIAL STATEMENTS AND EXHIBITS


A.   Financial Statements:

     Exhibit A-1. Financial statements of Conectiv (incorporated by reference to the filing by Conectiv on Form 10-Q for the period ended September 30, 2000.)



B.     Exhibits:



       Exhibit B-2. Certificate of Conectiv.

                                    SIGNATURE

         The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                    Conectiv


                                    By: /s/Philip S. Reese
                                        -------------------------------
                                        Philip S. Reese
                                        Vice President and Treasurer




November 30, 2000

                                                                     Exhibit B-2


                                   CERTIFICATE


I hereby certify that the Form U-9C-3 for Conectiv for the previous quarter has been provided to the state commissions listed below:

Delaware Public Service Commission
861 Silver Lake Boulevard
Cannon Building, Suite 100
Dover,  DE 19904

Maryland Public Service Commission
6 St. Paul Centre, 16th Floor
Baltimore, MD  21202

Virginia State Corporation Commission
1300 E. Main Street
Tyler Building
Richmond, VA 23219

New Jersey Board of Public Utilities
Two Gateway Center
Newark, NJ  07102




                                                CONECTIV


                                                By:  /s/Philip S. Reese
                                                     ------------------
                                                     Philip S. Reese
                                                     Vice President and
                                                     Treasurer

Date: November 30, 2000